UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Norcraft Companies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

65557Y 105

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65557Y 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Trimaran Fund II, L.L.C. 52-2189506
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,165,495
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,165,495
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,495
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Based on 17,311,573 shares of Common Stock outstanding as of December 31, 2013.

CUSIP No. 65557Y 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Trimaran Parallel Fund II, L.P. 52-2225341
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 490,705
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 490,705
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,705
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 17,311,573 shares of Common Stock outstanding as of December 31, 2013.

CUSIP No. 65557Y 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): CIBC Employee Private Equity Fund (Trimaran) Partners 22-3707127
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 758,911
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 758,911
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,911
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 17,311,573 shares of Common Stock outstanding as of December 31, 2013.

CUSIP No. 65557Y 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): CIBC Capital Corporation 13-3494619
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 827,949
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 827,949
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 827,949
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Based on 17,311,573 shares of Common Stock outstanding as of December 31, 2013.

CUSIP No. 65557Y 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Trimaran Capital, L.L.C. 13-4097644
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 75,253
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 75,253
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Based on 17,311,573 shares of Common Stock outstanding as of December 31, 2013.

CUSIP No. 65557Y 105

ITEM 1(a) -	NAME OF ISSUER:

Norcraft Companies, Inc.

ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3020 Denmark Avenue, Suite 100 Eagan, Minnesota 55121

ITEM 2(a) -	NAME OF PERSON FILING:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

Trimaran Fund II, L.L.C. (“Trimaran Fund”).

Trimaran Capital, L.L.C. (“Trimaran Capital”).

Trimaran Parallel Fund II, L.P. (“Trimaran Parallel”).

CIBC Employee Private Equity Fund (Trimaran) Partners (“CIBC EPEF”).

CIBC Capital Corporation (“CIBC CC”).

Jay R. Bloom and Dean C. Kehler are the managing members of Trimaran Investments II, L.L.C., a Delaware limited liability company (“Trimaran II”), which is the party with sole power to dispose of the shares of Common Stock held by the Reporting Persons. Messrs. Bloom and Kehler are also the managing members of Trimaran Fund Management, L.L.C., a Delaware limited liability company (“TFM”), which is the party with sole power to vote the shares of Common Stock held by the Reporting Persons. As a result, Messrs. Bloom and Kehler may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by the Reporting Persons. Each of Messrs. Bloom and Kehler, Trimaran II and TFM disclaims beneficial ownership of the shares of Common Stock held by the Reporting Persons except to the extent of his or its pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2014, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

ITEM 2(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE: The principal business address of each of the Reporting Persons is

c/o Trimaran Capital Partners 1325 Avenue of the Americas, 25th Floor New York, New York 10019

CUSIP No. 65557Y 105

ITEM 2(c) -	CITIZENSHIP:

Trimaran Fund is a Delaware limited liability company.

Trimaran Capital is a Delaware limited liability company.

Trimaran Parallel is a Delaware limited partnership.

CIBC EPEF is a New York general partnership.

CIBC CC is a Delaware corporation.

ITEM 2(d) -	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value

ITEM 2(e) -	CUSIP NUMBER:

65557Y 105

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐ If this statement is filed pursuant to §240.13d-1(c), check this box.

ITEM 4 -	OWNERSHIP:

The information set forth in Rows 5 through 9 and 11 of each of the cover pages of this Schedule 13G is incorporated herein by reference.

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 65557Y 105

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not Applicable.

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

The Reporting Persons may be deemed to beneficially own in the aggregate 3,318,313 shares of Common Stock, representing 19.2% of the total 17,311,573 shares of Common Stock outstanding as of December 31, 2013.

ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10 -	CERTIFICATION:

Not Applicable.

CUSIP No. 65557Y 105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

TRIMARAN FUND II, L.L.C.

By:	/s/ Dean C. Kehler
Name: Dean C. Kehler Title: Managing Member

TRIMARAN CAPITAL, L.L.C.

By:	/s/ Dean C. Kehler
Name: Dean C. Kehler Title: Managing Member

TRIMARAN PARALLEL FUND II, L.P.

By:	/s/ Dean C. Kehler
Name: Dean C. Kehler Title: Managing Partner

CIBC EMPLOYEE PRIVATE EQUITY FUND (TRIMARAN) PARTNERS

By:	/s/ Michael Capatides
Name: Michael Capatides Title: Authorized Signatory

CIBC CAPITAL CORPORATION

By:	/s/ Achilles M. Perry
Name: Achilles M. Perry Title: Managing Director

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Norcraft Companies, Inc., and further agree to the filing of this agreement as an exhibit thereto. In addition, each party to this agreement expressly authorizes each other party to this agreement to file on its behalf any and all amendments to such statement on Schedule 13G.

Dated: February 14, 2014

TRIMARAN FUND II, L.L.C.

By:	/s/ Dean C. Kehler
Name: Dean C. Kehler Title: Managing Member

TRIMARAN CAPITAL, L.L.C.

By:	/s/ Dean C. Kehler
Name: Dean C. Kehler Title: Managing Member

TRIMARAN PARALLEL FUND II, L.P.

By:	/s/ Dean C. Kehler
Name: Dean C. Kehler Title: Managing Partner

CIBC EMPLOYEE PRIVATE EQUITY FUND (TRIMARAN) PARTNERS

By:	/s/ Michael Capatides
Name: Michael Capatides Title: Authorized Signatory

CIBC CAPITAL CORPORATION

By:	/s/ Achilles M. Perry
Name: Achilles M. Perry Title: Managing Director